Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,					Nine Months Ended June 30
(in thousands)	2005	2006	2007	2008	2009	2010
Fixed Charges Computation
Interest expensed and capitalized (1)	$49,043	$35,119	$29,671	$23,205	$34,458	$40,544
Amortized premiums, discounts, and capitalized expenses related to indebtedness	10,634	2,843	5,318	2,773	6,386	11,960
Reasonable approximation of interest within rental expense	2,433	3,092	3,440	3,499	3,919	3,073

Total Fixed Charges and Preferred Equity Dividends	$62,110	$41,054	$38,429	$29,477	$44,763	$55,577

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$163,808	$137,816	$59,236	$(161,874)	$(502,272)	$(60,938)
Plus
Fixed charges	62,110	41,054	38,429	29,477	44,763	55,577
Minus
Interest capitalized	464	1,027	784	894	1,396	389

Total Earnings	$225,454	$177,843	$96,881	$(133,291)	$(458,905)	$(5,750)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.63	4.33	2.52	N/A *	N/A *	N/A *
*	Total earnings for these periods were less than zero dollars. The deficiency of earnings to fixed charges for the year ended September 30, 2008 was $162.8 million, the deficiency of earnings to fixed charges for the year ended September 30, 2009 was $503.7 million and the deficiency of earnings to fixed charges for the nine months ended June 30, 2010 was $61.3 million.
(1)	Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.